


02007671

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Enskilda Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

570 Lexington Avenue 35th Floor
(No. and Street)

New York, NY 10022
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Onesto (212) 692-4767
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers LLP
(Name — *if individual, state last, first, middle name*)

1177 Avenue of the Americas New York, NY 10036
(Address) (City) (State) Zip Code)

**CHECK ONE:**
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.



| FOR OFFICIAL USE ONLY |
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| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



# OATH OR AFFIRMATION

I, Richard Onesto, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Enskilda Securities, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

PA Drivers License #2836587

Notary Public

ALICIA R. DIBACCO
Notary Public, State of New York
No. 02DI5061257
Qualified in New York County
Commission Expires Jun. 30, 2002

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Enskilda Securities Inc.

(A Wholly Owned Subsidiary of
Enskilda Securities AB)
Statement of Financial Condition
As of December 31, 2001



**PricewaterhouseCoopers LLP**
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

## Report of Independent Accountants

To the Board of Directors and Stockholder of
Enskilda Securities Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Enskilda Securities Inc. (a wholly owned subsidiary of Enskilda Securities AB) (the "Company") at December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 22, 2002

## Enskilda Securities Inc.


**(A Wholly Owned Subsidiary of Enskilda Securities AB)**
**Statement of Financial Condition**
**As of December 31, 2001**

| | |
|---|---|
| Assets | |
| Cash and cash equivalents | $ 7,099,969 |
| Receivable from broker-dealers | 1,199,773 |
| Receivable from customers | 1,019,395 |
| Furniture, equipment, and leasehold improvements, at cost (less accumulated depreciation and amortization of $498,182) | 1,041,527 |
| Due from Parent | 891,000 |
| Deferred tax asset | 350,315 |
| Other assets | 320,767 |
| **Total assets** | $ 11,922,746 |
| **Liabilities and Stockholder's Equity** | |
| Payable to broker-dealers | $ 1,019,395 |
| Payable to customers | 1,199,773 |
| Accounts payable and accrued liabilities | 4,288,277 |
| Taxes payable | 638,230 |
| **Total liabilities** | 7,145,675 |
| Commitments (Note 5) | |
| Stockholder's equity: | |
| Common stock - $.01 par value; authorized, issued and outstanding - 1,000 shares | 10 |
| Additional paid-in capital | 2,125,990 |
| Retained earnings | 2,651,071 |
| **Total stockholder's equity** | 4,777,071 |
| **Total liabilities and stockholder's equity** | $ 11,922,746 |

The accompanying notes are an integral part of this financial statement.

## 1. Organization

Enskilda Securities Inc. (the "Company") is a wholly owned subsidiary of Enskilda Securities AB (the "Parent"). The Company is registered as an introducing broker and dealer in securities under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers Inc. ("NASD"). The Company is also registered as an introducing broker with the National Futures Association.

The Company's activities primarily include research, effecting securities transactions in securities listed on major European exchanges for U.S. institutional customers as well as providing financial advisory services in connection with transatlantic mergers and acquisitions. Under an agreement with a foreign affiliate, the Company introduces customers' securities transactions to the affiliate, which clears and settles the transactions on a RVP/DVP basis and forwards a file of transactions executed to a U.S. clearing broker. The customer accounts are carried by the U.S. clearing broker on a fully disclosed basis.

Customer securities transactions in U.S. listed securities are introduced by the Company to the U.S. clearing broker, which clears the transactions on a fully disclosed basis.

## 2. Significant Accounting Policies

The Company considers all short-term investments with an initial maturity of three months or less to be cash equivalents. All the cash and cash equivalents at December 31, 2001 were held by one financial institution.

Deferred income taxes are recognized for the future tax consequences of differences between the tax bases of assets and liabilities and their financial reporting amounts, based on enacted tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts. Actual results could differ from those estimates.

The fair value of all financial instruments approximates the book value due to the short-term nature of such instruments.

## 3. Income Taxes

The Company's deferred tax asset of $350,315 is primarily attributable to the difference in the recognition of corporate finance expenses between financial and tax reporting purposes. No valuation allowance has been established as management believes it is more likely than not that the deferred tax asset will be realized.

## 4. Related Party Transactions

Effective January 1, 1995, the Company entered into a Legal Accounting by Office agreement (the "Agreement") with the Parent, under which the Company agreed to reimburse the Parent for

research, trading and business support costs ("Allocated Costs") provided by the Parent to the Company. In accordance with the Agreement, as amended in 1998, research costs are allocated to ESI based on the percentage of ESI's commission revenue to the Parent's total commission revenue, and trading and business support expenses are allocated to ESI based on the number of ESI's customer transactions to the number of the Parent's total customers transactions.

## 5. Leases

The Company has obligations under noncancellable operating leases with terms in excess of one year.

As of December 31, 2001, the minimum annual rental commitments under these noncancellable leases, subject to escalation based on increases in certain costs incurred by the lessor, are as follows:

| Period ending December 31: | |
|---|---|
| 2002 | $ 350,443 |
| 2003 | 365,810 |
| 2004 | 371,119 |
| 2005 | 252,002 |
| 2006 | 241,152 |
| Thereafter | 808,864 |
| | $ 2,389,390 |

## 6. Pension Plans

The Company participates in a 401(k) plan and a defined contribution plan sponsored and administered by an affiliate. The 401(k) plan covers all eligible employees of the Company and the defined contribution plan covers all eligible US employees.

The Company participates in a defined contribution plan sponsored and administered by the Parent. The plan covers all eligible non-US employees of the Company.

## 7. Financial Instruments With Off Balance Sheet Risk and Concentration of Credit Risk

The Company executes, as agent, securities transactions on behalf of its customers, such as brokers and dealers, commercial banks, insurance companies, pension plans, mutual funds and other financial institutions. If either the customer or a counterparty fails to perform, the Company may be required to discharge the obligations of the nonperforming party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction.

The Company's policy is to monitor its customer and counterparty risk through the use of a variety of credit exposure reporting and control procedures, including reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

The Company utilizes the services of clearing brokers for the settlement of its introduced customers' securities transactions. These activities may expose the Company to risk of loss in the event that the clearing brokers are unable to fulfill the terms of the contracts.

## 8. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2001, the Company had net capital of $2,001,889, which was $1,525,511 in excess of the amount required of $476,378. The ratio of aggregate indebtedness to net capital was 3.57 to 1.

The Company is exempt from SEC Rule 15c3-3 under subparagraph (k) (2) (ii) because it does not carry security accounts for customers or perform custodial functions related to customer securities.



**PricewaterhouseCoopers LLP**
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants on Internal Control Required By SEC Rule 17a-5

To the Board of Directors and
Stockholder of Enskilda Securities Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Enskilda Securities Inc. (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
3. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance

that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, designated self-regulatory organizations, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 22, 2002